SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

EXCO Resources, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
269279402
(CUSIP Number)
Drew A. (Sandy) Campbell
8117 Preston Road, Suite 260W
Dallas, Texas 75225
(214) 265-4165
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	269279402	13D

1	Names of Reporting Persons Thomas Boone Pickens, Jr.

2	Check the Appropriate Box if A Member of a Group
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		10,648,100 (1)

Shares	8	Shared Voting Power
Beneficially
Owned By		0

Each	9	Sole Dispositive Power
Reporting
Person		10,648,100 (1)

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,648,100 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☑

13	Percent of Class Represented by Amount in Row (11)

5.0%(2)

14	Type of Reporting Person

IN
(1) Includes 65,000 shares that may be acquired upon exercise of options held by Mr. Pickens.
(2) Based on 212,654,604 shares of common stock outstanding as of July 29, 2010 and 65,000 shares that may be acquired upon exercise of options held by Mr. Pickens.

SCHEDULE 13D
     This Amendment No. 6 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2006 by BP EXCO Holdings II LP, BP EXCO Holdings LP, BP EXCO Holdings GP, LLC, and Thomas Boone Pickens, Jr., as amended by Amendment No. 1 thereto filed March 10, 2006, Amendment No. 2 thereto filed June 19, 2007, Amendment No. 3 thereto filed June 26, 2007, Amendment No. 4 thereto filed July 6, 2007 and Amendment No. 5 thereto filed July 25, 2008 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 1. Security and Issuer
     Unchanged.
Item 2. Identity and Background
     Unchanged.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     All the shares of Common Stock held by Mr. Pickens, other than shares that may be acquired upon exercise of stock options as described in Item 5 below, were acquired by him on June 22, 2007 from BP EXCO Holdings II LP, an entity controlled by him. BP EXCO Holdings II LP acquired the shares on February 14, 2006 in exchange for an equal number of shares of common stock of a predecessor of the Issuer when the predecessor was merged with and into the Issuer. Mr. Pickens is also deemed the beneficial owner of additional shares of Common Stock that may be acquired upon exercise of options granted to him as compensation for his service as a director of the Issuer and the predecessor.
     If Mr. Pickens participates in the transaction contemplated by the Proposal described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), he currently anticipates that the consideration to be provided by him in order to consummate the Proposal would include all or a portion of the shares of Common Stock currently held by him and that may be acquired upon exercise of options currently held by him. Mr. Pickens may also make cash investments and may use proceeds from third party debt financing, although no such debt financing has been arranged by him at the date of filing of this Amendment.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     As set forth in a letter dated October 29, 2010 from Douglas H. Miller (“Mr. Miller”), the Chairman and Chief Executive Officer of the Issuer, to the Issuer’s Board of Directors (“Mr. Miller’s Letter”), Mr. Miller has expressed his interest in pursuing a transaction to acquire all of the outstanding shares of Common Stock not currently owned by him or other persons who may invest in such transaction with him (the “Proposal”). Mr. Miller has preliminarily discussed the Proposal with Mr. Pickens, and Mr. Pickens has expressed to Mr. Miller his interest in being an investor in the acquisition with Mr. Miller, although Mr. Pickens has not undertaken any obligation to do so. Mr. Miller has also advised Mr. Pickens and the Board of Directors that Oaktree Capital Management, L.P., on behalf of its funds and accounts under management (collectively, “Oaktree”), and Ares Management LLC, on behalf of one or more of its funds under management (collectively, “Ares”), have expressed a similar non-binding interest to Mr. Miller. A copy of Mr. Miller’s Letter is attached as Exhibit 5 hereto, and a copy of the letter from Mr. Pickens to Mr. Miller evidencing his non-binding indication of interest in the Proposal is attached as Exhibit 6 hereto.

     Mr. Miller has advised Mr. Pickens that the exact form of the transaction contemplated by the Proposal has not yet been determined, but it may take the form of a merger, tender offer or other corporate transaction. Mr. Miller has also advised Mr. Pickens that he intends to roll-over a significant portion of his current equity holdings in the Issuer in the acquisition and expects that other investors in the transaction would do the same. Under the Proposal, all of the other shares of Common Stock (including shares held by Mr. Miller and other investors that are not rolled over) would be converted into the right to receive a cash payment equal to $20.50 per share. If such a transaction is consummated, the Common Stock would no longer be traded on the New York Stock Exchange and the registration of the Common Stock under Section 12 of the Exchange Act would be terminated.
     There can be no assurance that Mr. Miller or any other person will make any definitive offer to acquire the Issuer or that any such offer, if made, will be accepted or consummated. Mr. Miller has advised Mr. Pickens that Mr. Miller’s pursuit of the Proposal is subject to the approval of the Board of Directors of the Issuer and any special committee it may form, the negotiation, execution and delivery of definitive merger and financing agreements, the approval of the shareholders of the Issuer, the receipt of satisfactory equity and, to the extent necessary, debt financing for the transaction, and the receipt of all necessary regulatory approvals. Mr. Miller has also advised that he reserves the right to modify or withdraw the Proposal in his sole discretion. Mr. Pickens’ participation in the transaction contemplated by the Proposal is subject to the foregoing and to the negotiation, execution and delivery of definitive documentation committing him to participate. Mr. Pickens reserves the right to abandon his indication of interest in the Proposal in his sole discretion.
     The foregoing is a summary of the Proposal and should not be construed as an offer to purchase shares of Common Stock. A proxy or other statement will be distributed to shareholders of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties. Shareholders should read such statement(s) and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed transaction. Shareholders will be able to receive these documents, as well as other documents filed by Mr. Miller, Mr. Pickens and other potential investors or their respective affiliates with respect to the Proposal and the proposed transaction, free of charge at the SEC’s website, www.sec.gov.
     Mr. Pickens regularly assesses his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by Mr. Pickens, he may acquire additional shares of Common Stock, or dispose of all or part of his shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise. Any such acquisitions or dispositions may be effected by him at any time or from time to time without prior notice, including while the transaction contemplated by the Proposal is being pursued and prior to its consummation. Mr. Pickens may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Proposal, as well as regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, Mr. Pickens does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Pickens currently serves as a director of the Issuer.
     No assurances can be given that the transaction contemplated by the Proposal will be consummated or that Mr. Pickens will pursue any such transaction with Mr. Miller. No binding obligation on the part of Mr. Pickens or, to his knowledge, any other person arose as a result of or with respect to Mr. Miller’s Letter or Mr. Pickens’ letter to Mr. Miller, and no such obligation will arise unless and until mutually acceptable definitive documentation has been executed and delivered.
     The information set forth in this Item 4 is qualified in its entirety by reference to Mr. Miller’s Letter and Mr. Pickens’ letter to Mr. Miller.
     The information provided in this Schedule 13D with respect to Mr. Miller, Oaktree and Ares is based on documents filed with the SEC or information that has been provided to Mr. Pickens by Mr. Miller. Mr. Pickens understands that Mr. Miller, Oaktree and Ares each have made or are making filings on Schedule 13D to reflect the matters described in this Item 4, which, once filed, can be found on the SEC’s website at www.sec.gov.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) and (b)
     The respective percentages set forth below are based on 212,654,604 shares of Common Stock outstanding as of July 29, 2010, and shares issuable upon exercise of options to purchase shares of Common Stock, whether or not currently vested and exercisable, as described below.
     Mr. Pickens has direct beneficial ownership of 10,684,100 shares of Common Stock, including 65,000 shares of Common Stock that may be acquired by him upon exercise of stock options granted to him in his capacity as a director of the Issuer or a predecessor of the Issuer. Such 10,648,100 shares constitute approximately 5% of the outstanding shares of Common Stock, including the shares that may be acquired by Mr. Pickens upon exercise of such options. Mr. Pickens has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, all such shares.
     As a result of the matters described in Item 4 above, Mr. Pickens and Mr. Miller may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Similarly, Oaktree and/or Ares may also be deemed to be part of any such “group”. As a result, Mr. Pickens may be deemed to beneficially own any shares of Common Stock beneficially owned by Mr. Miller or one or more of such other persons. This filing is not an admission that Mr. Pickens is a member of any such group, and Mr. Pickens expressly disclaims beneficial ownership of any shares owned or held by Mr. Miller or any other such person. Based on the Issuer’s definitive proxy statement filed with the SEC on April 29, 2010, Mr. Pickens understands that (1) Mr. Miller has beneficial ownership of 6,451,831 shares of Common Stock, shares of Common Stock, including 1,885,000 shares that may be acquired by him upon exercise of stock options granted by the Issuer to Mr. Miller in his capacity as an employee of the Issuer and 406,225 shares held for the benefit of Mr. Miller’s immediate family members, (2) Oaktree has beneficial ownership of an aggregate of 34,843,946 shares, including 65,000 shares that may be acquired upon exercise of stock options granted by the Issuer to an affiliate of Oaktree in his capacity as a director of the Issuer and (3) Ares has beneficial ownership of an aggregate of 12,957,787 shares, including 65,000 shares that may be acquired upon exercise of stock options granted by the Issuer to an affiliate of Ares in his capacity as a director of the Issuer. All such 54,253,564 shares beneficially owned by Mr. Miller, Oaktree and Ares in the aggregate, together with the 10,648,100 shares directly beneficially owned by Mr. Pickens, constitute in the aggregate approximately 30.2%% of the outstanding shares of Common Stock, including the shares that may be acquired upon exercise of such options held by Mr. Pickens, Mr. Miller, and the Oaktree and Ares affiliates. Additional information regarding the shares of Common Stock owned by Mr. Miller and such other persons may be found in Schedule 13D filings made or to be made by them with the SEC.
     (c)
     Mr. Pickens has not effected any transactions in shares of Common Stock during the past 60 days.
     (d)
     No person other than Mr. Pickens has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,648,100 shares of Common Stock reported in paragraphs (a) and (b) as owned by him.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Items 3 and 4 of this Schedule 13D are incorporated herein by reference.
     In all other respects, Item 6 remains unchanged.
Item 7. Material to Be Filed as Exhibits
     The following are filed as exhibits with this Amendment:
     Exhibit 5       Letter dated October 29, 2010 from Mr. Miller to the Board of Directors
     Exhibit 6       Letter dated October 29, 2010 from Mr. Pickens to Mr. Miller

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 2, 2010

THOMAS BOONE PICKENS, JR
By:	/s/ Boone Pickens
	Name:	Thomas Boone Pickens, Jr.